Vast Renewables Limited

226-230 Liverpool Street

Darlinghurst, NSW 2010, Australia

November 21, 2023

VIA EDGAR

Eranga Dias

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3233

Re:	Vast Renewables Limited
Registration Statement on Form F-4
Filed May 18, 2023, as amended
File No. 333-272058

Dear Mr. Dias:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Vast Renewables Limited respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on November 21, 2023, or as soon thereafter as practicable.

Please call Russell Deutsch of White & Case LLP at (212) 819-7817 to provide notice of the effectiveness of the Registration Statement.

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Very truly yours,

	By:	/s/ Craig Wood
Name: Craig Wood
Title: Chief Executive Officer and Director

cc: Russell Deutsch, White & Case LLP

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